Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

December 22, 2006

Donna Levy

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4561

Washington, D.C. 20549

Re:

Market Data Consultants, Inc.

Amendment No.1 to

Registration Statement on Form SB-2

Filed October 4, 2006

File No.: 333-137799

Form 10-QSB, as amended, for the quarterly period ended May 31, 2006

Form 10-QSB, as amended, for the quarterly period ended August 31, 2006

File No.: 0-51817

Dear Ms. Levy:

On behalf of Market Data Consultants, Inc., a Delaware corporation (the “Company”), enclosed please find our responses to your comment letter dated November 3, 2006.

General

1.

You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents. For example, we might comment on one section or example in one section of a document, but our silence on similar or related disclosure elsewhere in the same document or a different document does not relieve you of the need to make similar revisions elsewhere as appropriate.

We have addressed each portion of every numbered comment in this letter and have made corresponding changes throughout our documents.

2.

Please update your financial statements included within the registration statement to comply with Item 310(g) of Regulation S-B.

The audited financial statements for the period from March 1, 2006 to November 30, 2006 have been included in accordance with item 310(g) of Regulation S-B.

3.

We note that you have adopted a fiscal year end of February 28 and have included within the registration statement an audited balance sheet as of February 28, 2006 and related audited statements of operations, changes in stockholder’s equity and cash flows from the period of your inception December 15, 2005 to February 28, 2006. Since you were recently formed and have been in business less than one year, you will need to present audited financial statements as of a date within 135 days of the initial filing date of the registration statement to comply with Item 310(a) of Regulation S-B.

We have included our audited financial statements as of November 30, 2006.

Registration Statement on Form SB-2

Cover Page

4.

You indicate that you will conduct the offering through your “officers and directors.” Inasmuch as you have only one director and officer, revise this accordingly.

We have revised the registration statement to indicate that we have only one director and officer.

Summary, page 1

The Company, page 1

5.

We note that disclosure stating that you were incorporated on December 15, 2006; while presenting financial statements using December 15, 2005 as your date of inception. Please revise your disclosure to resolve this apparent

We have revised the registration statement to show that we were incorporated on December 15, 2005.

6.

Indicate whether there is an affiliation between you, MDC Limited and Screen and, if so, describe that affiliation both here and under “Certain Relationships and Related Transactions.” In that regard, we note you describe MDC Limited as a “business partner” on page 5.

We have no affiliation with Screen but we share the same office with MDC Limited for which it pays no rent to us. Mr. Antony Ying Ming Choi is the sole director, officer and stockholder of MDC Limited.  All references to MDC Limited being a “business partner” have been amended.

Risk Factors, page 4

General

7.

Ensure that you clearly identify, under appropriately descriptive captions, all material risks, including, as an example, those related to the potential conflicts and allocation of business opportunities among you and entities associated with your sole officer and director. If true, disclose that you have no procedures in place to resolve conflicts of interest.

We have added this disclosure to the risk factor in relation to the potential conflicts among MDCI and other business entities associated with our sole officer and director.

8.

Please add another risk factor that discusses the risk to the company from a corporate governance perspective in having only one officer and director. For example discuss the risks to the company in regard to the approval of the compensation of the executive officer, the oversight of the accounting function, and the segregation of duties.

We have added this disclosure to the risk factor section.

“We must comply with all applicable governmental regulations…,” page 7

9.

We note that you state that your business is subject to substantial regulation. However, you also state that you are currently not required to obtain any license or certificate from governmental authorities. Please advise.

We have amended the language of this disclosure. While we are not required to obtain a license to do business, we must adhere to all laws regarding business operations.

Directors, Executive Officers, Promoters and Control Persons, page 14

10.

We note that you have stated that Mr. Cheung devotes only a portion of his time to the business of the company. Revise his biography to state this and disclose for whom he works the other 75% of the time, including the name, location and principal business conducted by the entity or entities. If the companies are in the same business as Market Data, please describe any conflicts.

We have revised Mr. Cheung’s biography to disclose that devotes 75% of his time for Super Luck, Inc. and Easterly Financial Investment Limited in the capacity of President and Managing Director, respectively. The name, location and principal business of the two companies were included in the original biography. Neither company is in the same business as MDCI.

11.

Please fill in the gap in Mr. Cheung’s biography to discuss his business experience between July 2005 and December 2005. Please provide the month and year that Mr. Cheung became the President of Super Luck, Inc. and Managing Director of Easterly Financial Investment Limited. State what executive position Mr. Cheung held with Oriental Patron Asia Limited and the name of the college from which Mr. Cheung received his Bachelor of Business degree.

We have updated Mr. Cheung’s biography to disclose his business experience between July 2005 and December 2005. We have also included that Mr. Cheung became the President of Super Luck, Inc. and Managing Director of Easterly Financial Investment Limited in August 2005 and July 2005, respectively. Mr. Cheung worked as a junior executive officer in the Corporate Finance Department of Oriental Patron Asia Limited. He received a Bachelor of Business degree from Swinburne University of Technology of Melbourne, Australia.  This disclosure has been added to the registration statement.

Description of Securities

Voting Rights, page 16

12.

You state that in regard to the election of directors cumulative voting is permitted. However, in section 10 of your bylaws it states that cumulative voting is not permitted. Please advise.

Cumulative voting is not permitted, and we have updated the registration statement accordingly.

Certain Relationships and Related Transaction, page 17

13.

You state in footnote 1 on page 38 that MDC Limited is not a related party. However, it appears from their website that they share your address in Hong Kong. Please advise us as to the nature of MDC Limited’s ownership.

MDC Limited is 100% owned by Mr. Antony Ying Ming Choi, and Mr. Choi is the sole director and officer of MDC Limited. However, MDC Limited maintained the same office at the office of Mr. Wilson Cheung, for which it pays no rent.  While we share an office, we are not related parties.  This disclosure has been added to the registration statement.

Description of Business

The Business

About MDCI, page 18

14.

We note that you indicate that you signed the contract with MDC Limited on February 1, 2006 but that you have not yet commenced business or earned revenues from any business operations. Please disclose when you anticipate commencing business operations.

We have added the disclosure in this section accordingly. Our sole officer and director, Mr. Wilson Cheung, has been contacting representatives who have control over the market data management system of some financial institutes and investment bank since October 2006.  However, we have not yet commenced full operations.  MDCI plans to hire a professional salesman who has relevant experience to help locate new potential clients and perform follow-up duties and a marketing staff who possesses marketing and public relations knowledge in next twelve months.

15.

Provide us with supplemental information that addresses the success, and extent of use, to date of INFOmatch.

INFOmatch is widely used by market data professionals around the globe.  Its major clients include ING Group, Mizuho Bank, ABN-AMRO, Commerzbank and Macquarie Bank.  INFOmatch has interfaces to major vendors such as Reuters (DACS), Telekurs and Bloomberg.  According to INFOmatch, it is the leading reporting and analytical market data system.  It is designed by market data specialists, who have more than 15 years of international experience, including more than 250 dealing room assignments. It is being used by financial institutions, vendors and exchanges around the world.

Management’s Discussion and Analysis or Plan of Operations, page 25

16.

We note your auditor’s report includes an explanatory paragraph indicating there is substantial doubt about your ability to continue as a going concern. Please disclose specifically within MD&A that there is substantial doubt about your ability to continue as a going concern. Discuss the pertinent conditions and events that give rise to this assessment, the possible effects of such conditions and events, and management’s plans to address such conditions and events. Please refer to Section 607.02 of the Financial Reporting Codification for additional guidance.

We have disclosed specifically within MD&A that there is substantial doubt about our ability to continue as a going concern because of our accumulated deficit and lack of revenue. We have added the disclosure that if we are unable to generate revenue and/or raise additional financing, we will not have sufficient funds to continue in operation.  We have added our plans to address such conditions and events.

Available Information, page 29

17.

Please delete this section, as it repeats the disclosure under “Reports to Security Holders” on page 24.

We have deleted this section accordingly.

Financial Statements, page 32

18.

Please round your loss per common share data to the nearest cent so as not to suggest  that a greater level of precision exists in those measures than is present in your financial results.

We have rounded our loss per common share data to the nearest cent accordingly.

Note 1 Nature of Business and Significant Accounting Policies, page 38

Foreign currency translation, page 39

19.

We note your functional currency is the Hong Kong dollar and you have translated your financial statements to the U.S. dollar for reporting purposes. Translation adjustments resulting from the process of translating your financial statements into your reporting currency should be reported in other comprehensive income rather than reported in earnings. Please revise your accounting policy disclosure so that it is consistent with the guidance of paragraph 13 of SFAS 52.

We have revised our accounting policy disclosure so that it is consistent with the guidance of paragraph 13 of SFAS 52.

Information Not Required in the Prospectus

Indemnification of Directors and Officers, page 52

20.

Please state whether any statue allows the indemnification of any officer or director. Please refer to Item 702 of Regulation S-B.

This indemnification is allowed by §145 of the Delaware General Corporate Law.  This disclosure has been added to the registration statement.

Exhibits, page 54

21.

Please file your independent accountant’s consent for the inclusion of their audit report in the registration statement. Refer to Item 601(b) 23 of Regulation S-B.

We have filed our independent accountant’s consent for the inclusion of their audit report in the registration statement.

Exhibits 5.1

22.

Please obtain and file a revised opinion of counsel. The opinion you have filed indicates that it is provided only to the Board of Directors. Please eliminate this limited.

The opinion is now issued to the Company.  An updated opinion has been filed.

Exhibits 10.1

23.

The contract with Market Data Consultants Limited that is incorporated into the SB-2 by reference to the Form 10-SB is not readable electronically as filed, and we are unable to print off the entire contract. Please refile the contract as an exhibit to the SB-2, and ensure that the contract is readable electronically and may be printed in full.

Exhibit 10.1 has been refiled.

Signature Page

24.

Please revise your signature page so that it is also signed by your Chief Accounting Officer, or person acting in that capacity.

We have revised our signature page accordingly.

Form 10-QSB, as amended, for the quarterly period ended May 31, 2006

Form 10-QSB, as amended, for the quarterly period ended August 31, 2006

Controls and Procedures, page 15

25.

Please revise your disclosure in these sections to state that the evaluation of the disclosure controls and procedures was done by your CEO and CFO as of the end of the period covered by the report, as opposed to as a date within 90 days before the filing date. Please refer to item 307 of Regulation S-B. Please provide this disclosure in all future filings.

We have revised this disclosure accordingly and filed amended quarterly reports.

26.

Your officers conclude that your disclosure controls and procedures are effective “to ensure the timely collection, evaluation and disclosure of information relating to the Company that would potentially be subject to disclosure under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.”

Please revise to state, if true, that your disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by you in reports that you file under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and to ensure that information required to be disclosed in the reports that you file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please provide this disclosure in all future filings.

We have revised this disclosure accordingly and filed amended quarterly reports.

27.

In regard to your disclosure on changes to your internal controls, please refer to Rule 13a-15(d) which requires an evaluation of any changes (as opposed to any significant changes) in your internal controls over financial reporting (as opposed to internal controls or other factors) that have materially affected, or are reasonably likely to materially affect your internal controls over financial reporting (as opposed to significantly affected). Please provide this disclosure in all future filings.

We have revised this disclosure accordingly and filed amended quarterly reports.

28.

Please revise your references to the sections of the Securities Exchange Act of 1934 to Rules 13(a)-15 and 15(d)-15. Please provide this disclosure in all future filings.

We have revised this disclosure accordingly and filed amended quarterly reports.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.